July 13, 2017
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Milacron Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K filed April 27, 2017
File No. 001-37458

Attn:     Eric Atallah and Martin James

Ladies and Gentlemen:
Milacron Holdings Corp. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the staff of the Commission (the “Staff”), dated July 6, 2017 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 28, 2017, and the Form 8-K filed on April 27, 2017.
To assist your review, the Staff’s comments as reflected in the Comment Letter are reproduced in italics below, and the corresponding response of the Company is shown below the comment.
Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7 . Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2016 and 2015
Net Sales, page 31
1. We note that you disclose changes in net sales excluding the effects of foreign currency movements. In future filings, please revise your discussion to also disclose the process for calculating net sales excluding foreign currency movements. Refer to Question 104.06 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response to Comment 1:
The Company acknowledges the Staff’s comment and in future filings, will disclose the process for calculating net sales excluding foreign currency movements.

Milacron Holdings Corp.	P +1 513 487 5000
10200 Alliance Road, Suite 200	W www.milacron.com
Cincinnati, Ohio 45242
Unites States of America

Liquidity and Capital Resources, page 40

2. We note from your disclosures on page 72, that as of December 31, 2016, you had foreign earnings of approximately $102.5 million that you intend to indefinitely reinvest abroad. To enhance an investor’s understanding of your liquidity, please revise future filings to disclose the amount of cash and cash equivalents held by foreign subsidiaries and quantify any amounts that would not be available for use in the United States without incurring U.S income taxes. Also provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of indefinitely reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

Response to Comment 2:

The Company acknowledges the Staff’s comment and in future filings will disclose the amount of cash and cash equivalents held by foreign subsidiaries and quantify any amounts that would not be available for use in the United States without incurring income taxes whether in the U.S. or in other foreign jurisdictions. The Company also will provide, to the extent applicable and material to the Company, a discussion of any known trends, demands or uncertainties relating to liquidity as a result of the Company’s policies of indefinitely reinvesting earnings outside the United States.

Item 8. Financial Statements and Supplementary Data, page 52

Note 15 - Business Segment Information, page 85

3. We note that a significant portion of your revenues and long-lived assets are included in the “Rest of World” geographic area. Please revise future filings to separately disclose revenues and long-lived assets for any individual foreign countries that are material. Refer to FASB ASC 280-10-50-41.

Response to Comment 3:

The Company acknowledges the Staff’s comment and in future filings will separately disclose revenues and long-lived assets for any individual foreign countries that are material.
Form 8-K filed April 27, 2017

Exhibit 99.1

4. We note that in the 2017 First Quarter Overview section of your earnings release you disclose the change in the non-GAAP measures, sales on a constant currency basis and adjusted EBITDA, but you did not disclose the change for the most directly comparable GAAP measure with greater or equal prominence. Please revise your non-GAAP presentations in future filings to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 4:

The Company acknowledges the Staff’s comment and will revise non-GAAP presentations in future filings to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.
5. We note that you present the non-GAAP measure called free cash flow. However, you have not provided the required reconciliation to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to provide all of the disclosures required by Item 10(e)(1)(i)(A) through (D) of Regulation S-K for each non-GAAP measure you present. Also refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment 5:

The Company acknowledges the Staff’s comment and will revise future filings to provide all of the disclosures required by Item 10(e)(1)(i)(A) through (D) of Regulation S-K for each non-GAAP measure presented.
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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (513) 487-5014.

Very truly yours,

/s/ Bruce Chalmers
Bruce Chalmers
Chief Financial Officer

cc:    Thomas Goeke, Chief Executive Officer